Exhibit 12

MASCO CORPORATION

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	(Dollars in Millions)
	Year Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings Before Income Taxes, Preferred Stock Dividends and Fixed Charges:
(Loss) income from continuing operations before income taxes and cumulative effect of accounting change, net	$(472)	$(741)	$(136)	$(134)	$867	$891
Deduct equity in undistributed (earnings) of fifty-percent-or- less-owned companies	—	—	—	(1)	(2)	(1)
Add interest on indebtedness, net	250	249	224	228	258	241
Add amortization of debt expense	7	7	5	4	5	4
Add estimated interest factor for rentals	33	36	44	51	55	52

Earnings before income taxes, minority interest, cumulative effect of accounting change, net, fixed charges and preferred stock dividends	$(182)	$(449)	$137	$148	$1,183	$1,187

Fixed Charges:
Interest on indebtedness	$249	$246	$221	$228	$259	$241
Amortization of debt expense	7	7	5	4	5	4
Estimated interest factor for rentals	33	36	44	51	55	52

Total fixed charges	$289	$289	$270	$283	$319	$297

Preferred stock dividends(a)	$—	$—	$—	$—	$—	$—

Combined fixed charges and preferred stock dividends	$289	$289	$270	$283	$319	$297

Ratio of earnings to fixed charges	(0.6)	(1.6)	0.5	0.5	3.7	4.0

Ratio of earnings to combined fixed charges and preferred stock dividends	(0.6)	(1.6)	0.5	0.5	3.7	4.0

Ratio of earnings to combined fixed charges and preferred stock dividends excluding certain items(b)	1.1	0.9	1.5	2.4	4.2	5.4

(a)	Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company.

(b)	Excludes the 2011 non-cash, pre-tax impairment charge for goodwill and other intangible assets of $494 million and litigation expense of $9 million; the 2010 non-cash, pre-tax impairment charge for goodwill and other intangible assets of $698 million and non-cash, pre-tax impairment charge for financial investments of $34 million; the 2009 non-cash, pre-tax impairment charge for goodwill of $262 million; non-cash, pre-tax impairment charge for financial investments of $10 million and litigation expense of $7 million; 2008 non-cash, pre-tax impairment charge for goodwill and other intangible assets of $467 million, financial investments of $58 million and litigation expense of $9 million; 2007 non-cash, pre-tax impairment charges for goodwill and other intangible assets of $119 million and the non-cash, pre-tax charge for financial investments of $22 million; 2006 non-cash, pre-tax impairment charges for goodwill and financial investments of $317 million and $101 million, respectively, and the pre-tax income related to the Behr litigation settlement of $1 million.